LL

SEC
Mail Processing
Section

MAR 20 2017

Washington DC
416



17016918

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8-69234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Top Capital Advisors, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Kensley Drive
(No. and Street)

Inglewood	CA	90305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra D. Draughan (310) - 677-4450
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael.T. Remus, CPA
(Name - if individual, state last, first, middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JEN

OATH OR AFFIRMATION

I, Debra D. Draughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Top Capital Advisors, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Partner

Title

Notary Public


JOSEPH E. UTOMAKILI
Notary Public
My Comm. Expires Mar 3, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles

Subscribed and sworn to (or affirmed) before me on this 3rd (Date) day of March (Month), 2017 (Year)

by Debra D. Draughan

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



JOSEPH E. UTOMAKILI
Commission # 2141606
Notary Public - California
Los Angeles County
My Comm. Expires Mar 3, 2020

Signature: ____________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form

Document Date: December 31, 2016

Number of Pages: 1

Signer(s) Other Than Named Above: ____________________

Top Capital Advisors, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2016

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder's
Top Capital Advisors, Inc.

I have audited the accompanying statement of financial condition of Top Capital Advisors, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Top Capital Advisors's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Top Capital Advisors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Top Capital Advisors, Inc. financial statements. The supplemental information is the responsibility of Top Capital Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 5, 2017

TOP CAPITAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Assets		
Cash	$	93,375
Depreciable Assets, Net of Accumulated Depreciation		167
Total Assets	$	93,542

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	3,000
Total Liabilities		3,000
Stockholder's Equity (Deficit)		
Common stock, $0 Par Value, 200 shares authorized, 200 shares issued and outstanding		200
Additional paid-in-capital		100,990
Retained earnings (deficit)		(10,648)
Total Stockholder's Equity (Deficit)		90,542
Total Liabilities and Stockholder's Equity (Deficit)	$	93,542

See accompanying notes.

TOP CAPITAL ADVISORS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

REVENUES		
Placement fees	$	61,724
Consulting fees		213,000
Advisory fees		22,050
Interest Income		14
		296,788
OPERATING EXPENSES		
Employee compensation & benefits		645,174
Professional fees		49,455
Depreciation and amortization		6,510
Technology and communication		2,861
Occupancy and equipment		12,507
Other Expenses		80,347
		796,854
Net Loss	$	(500,066)

See accompanying notes.

TOP CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

For the Year Ended December 31, 2016

	Common Stock								
	Number of Shares		Amount		Additional Paid-in-Capital		Retained Earnings (Deficit)		Total Stockholder's Equity
Balance at December 31, 2015	200	$	200	$	40,990	$	489,418	$	530,608
Shareholder contributions					60,000				60,000
Net (Loss)	-		-		-		(500,066)		(500,066)
Balance at December 31, 2016	200	$	200	$	100,990	$	(10,648)	$	90,542

See accompanying notes.

TOP CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(500,066)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
Depreciation & amortization		6,510
(Increase) Decrease in:		
Accounts Receivables		499,000
Other assets		1,131
Increase (Decrease) in:		
Accounts payable, accrued expenses and other liabilities		(54,963)
Net cash used in operating activities		(48,388)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Shareholder contributions		60,000
Net cash provided by financiang activities		60,000
Net increase in cash		11,612
Cash at Beginning of Year		81,763
Cash at End of Year	$	93,375
Supplemental Disclosures		
Cash paid for income taxes	$	1,000
Cash paid for interest	$	-

See accompanying notes.

Top Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2016

1 Nature of Business Operations

Top Capital Advisors, Inc. (the Company) is a New York corporation; for regulatory purposes, its main office is based in Inglewood, CA. Geographical limits on its operations are a function of relevant securities registration regulations. The Company's primary activity is placing limited partnership interests in institutional quality private equity and hedge funds. It is a broker-dealer registered with the Securities & Exchange Commission ("SEC") , and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority ("FINRA") as well as certain other regulatory agencies. Revenues may be affected by the overall activities of the financial markets and other economic risks. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2016. Cash is held at two major financial institutions and is insured by the Federal Deposit Insurance Corporation. The Company may at times maintain cash balances in amounts that exceed federally insured limits.

(d) Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

(e) Revenue Recognition

The principal source of operating revenues is consulting and advisory fees. Placement fees for obtaining suitable investors for certain client investment syndications and general consulting fees has been an important source of revenue as well. Consulting and advisory fees are recognized at such time as the fees are payable under the respective agreements. The Company recognizes revenue from placement fees and retainers in accordance with the closing agreements, when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and upon delivery of all significant services, typically the closing event.

(f) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholder's could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2016 and there are no open tax years prior to 2013. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2016.

(g) Advertising and Marketing

Advertising costs (if any) are charged to operations as incurred.

(h) General and Administrative Expenses

General and administrative costs are charged to operations as incurred.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

3 Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At December 31, 2016, the Company had net capital of $90,375, which was $85,375 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 3%.

Advances to affiliates, contributions, distributions, and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Concentrations and Economic Dependency

The Company's revenues are related to placement, consulting and advisory fees as discussed in Note 2 above. There is no assurance of future revenues from these funds or client relationships.

During calendar year 2016, four clients accounted for a significant amount of the Company's placement and consulting fees; client relationships change over time as engagements begin and / or come to an end.

Over the course of the year, the Company maintained its cash balances in two financial institutions in amounts which, at times, may exceed federally insured limits; at December 31, 2016 the Company maintained cash balances in only one financial institution. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

5 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2016 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year ended December 31, 2016.

7 Related Party Transactions

The Company paid its principal remaining shareholder / chief executive officer a commission in the amount of $68,600 and reimbursed her for various overhead and travel in accordance with its routine practice. Most travel related expenses are reimbursed by the client. In addition, the principal shareholder of the Company has agreed to personally pay approximately $53,000 in professional service fees of the Company. No provision for this amount has been recorded in the accompanying financial statements.

In July 2016, a shareholder / officer withdrew from the Company and his registration with the Company was terminated on July 27, 2016; from January 1, 2016 through his departure date of July 27, 2016 he was paid he was paid $575,174 in commissions, and received travel and related expense reimbursements prior to his resignation.

8 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2016 the Company had implemented such policies and procedures.

9 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 5, 2017 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2016

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders

Top Capital Advisors, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Top Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Top Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) Top Capital Advisors, Inc. stated that Top Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Top Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Top Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 5, 2017

TOP CAPITAL ADVISORS, INC.

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2016

Schedule I

NET CAPITAL

Assets	$	93,542
Less Liabilities		(3,000)
Total Ownership Equity		90,542
Less Non Allowables		(167)
TNC Before Haircuts & Undue Concentration		90,375
Less Haircuts		0
Less Undue Concentration		0
NET CAPITAL		90,375
Minimum Required Net Capital		5,000
Excess Net Capital	$	85,375
AI/NC Ratio		3%
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2016)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	90,375
Net Capital, per above		90,375
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2016.

Top Capital Advisors, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

For the Year Ended December 31, 2016

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Top Capital Advisors, Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Top Capital Advisors, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
(EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2016

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Top Capital Advisors, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2016 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Top Capital Advisors, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2016

Top Capital Advisors, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Top Capital Advisors, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Top Capital Advisors, Inc., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Debra D. Draughan

Debra Draughan, Managing Partner

TOP CAPITAL ADVISORS, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
For the Year Ended December 31, 2016

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	3,000
Total Aggregate Indebtedness	$	3,000